

July 21, 2014

Via E-mail
Michael A. Smerklo
Chief Executive Officer
ServiceSource International, Inc.
634 Second Street
San Francisco, California 94107

> **Re: ServiceSource International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 001-35108**

Dear Mr. Smerklo:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Customers, page 6

1. We note your disclosure on page 6 that one customer accounted for more than 10% of your revenues in 2011, 2012, and 2013. In future filings, please disclose the name of this customer. Furthermore, please discuss your dependence on this customer, and any material impact that losing such customer would have on your business. Please refer to Item 101(c)(1)(vii) of Regulation S-K. Please provide us with your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 31

Adoption of Software-as-a-Service Solutions, page 34

2. We note your disclosure on page 34 that you intend to significantly increase your investment in Renew OnDemand and that this, along with other investments, will impact your profitability and cash flows in future periods. Additionally, we note your Chief Executive Officer's statements during the Q4 2013 Earnings Conference Call held on February 6th, 2014 that you are amidst a shift in strategy that is focused more on subscription services than managed services. In future filings, please further discuss this shift, the corresponding investments, and any such impact on your profitability and cash flows. In doing so, quantify to the extent practicable the anticipated amounts of investments and how this shift in focus will affect future financial results. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director